COVER LETTER

Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD  E.  NEILSON

8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104

          ATTORNEY  AT  LAW

SANDY,  UTAH  84093

TELEPHONE:  (801)  733-0800

FAX:  (801)  733-0808

E-MAIL:  LNEILSONLAW@AOL.COM

July 26, 2013

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA:  EDGAR

Re:

Eastgate Acquisitions Corporation

Amendment No. 4 to

Form S-1 (Amendment No. 3 Filed June 27, 2013)

SEC File No.  333-185050

Dear Mr. Reynolds:

In response to your letter dated July 15, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Eastgate Acquisitions Corporation (“Eastgate” or the “Company”) and is based solely upon representations made, and documents and information provided by the Company.  Amendment No. 4 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.

General

Comment 1.

We reissue comment one in our letter dated May 29, 2013. Please provide the basis for the statements about your technology and proposed products throughout the prospectus. Provide the basis for the company’s beliefs, including disclosure of the research upon which the company is relying, or remove such statements. For example, provide the basis for your belief that your “technology can improve the efficacy of existing products and formulations.” On page 3, you indicate that this belief is based on your past research, and on page 22, you indicate that this belief is based on past research and testing related to your technology. Provide us supplementally with copies of your past research, and the past research and testing related to your technology that form the basis for these statements. Also provide the basis for your belief that the “oral spray formulation of Lorazepam can provide a fast and effective treatment of acute seizures” and the basis for your statement that the mixture of several essential oils discovered by Dr. Hasanagic is an effective UTI remedy. Also provide the basis for your belief that Puralen can help relieve stomach disturbances and provides digesting aid and pronounced carminative action. In addition, we note the supplemental materials already provided. Please provide for each statement made the specific source of that information and the specific section(s) that support that statement about your particular proposed products, both for the supplemental materials provided and for the past research and other materials that support your statements.

Response to Comment 1:  Please be informed that statements about the Company’s technology and proposed products made in the prospectus are based on the Company’s own research and published reports and data by others that are readily available to the public. In response to your comment, we have removed descriptive references such as “remedy”, “improved”, “efficacy”, “effective”, “preventive”, “control” and “remedy” and any other statements that might infer a medical claim. We have also included footnotes from page 21 through 26 that reference research materials that support statements concerning

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

July 26, 2013

certain of the Company’s proposed products.  Additionally, we are attaching herewith as supplemental information the Company’s  experimental animal data regarding comparative activity of proprietary Lorazepam oral spray formulation and injectable form of Lorazepam. The referenced data and the Company’s own research data support its beliefs that Lorazepam self-nanoemulsifying oral spray composition is comparable in terms of the onset of action and efficacy with injectable Lorazepam. Statements regarding Dr. Hasanagic remedy and Puralen are edited in accordance with FDA requirements. According to Health Canada Regulations such claims are acceptable. For your convenience and information, we are including a link to Health Canada Mongraph: http://webprod.hc-sc.gc.ca/nhpid-bdipsn/monoReq.do?id=123&lang=eng.

Natural Health Products

Comment 2.

We reissue comment five in our letter dated May 29, 2013. Some of the statements discussing the natural health products appear to be making medical claims. For example only, we direct your attention to your statement that the mixture of several essential oils discovered by Dr. Hasanagic, which forms the basis for your Nano E-drops, is an effective UTI remedy. Similarly, we direct your attention to your statement that you believe Puralen stops meteorism. We also note your statements regarding decreasing blood glucose levels. Please provide us with your analysis as to how such claims are consistent with FDA regulations regarding claims made by natural health products.

Response to Comment 2:  As mentioned in our response to Comment 1 above, we have removed descriptive references throughout the prospectus that may be inferred or considered as medical in accordance with FDA regulations regarding claims made by natural health products.

Government Regulation – Pharmaceutical Products

Comment 3.

We partially reissue comment four in our letter dated May 29, 2013. Please discuss the impact on your proposed products if you are not able to successfully complete the shortened OTC approval process.

Response to Comment 3:  We have added language in the next to last sentence of the paragraph under the “Section 505(b)(2)” heading on page 29 to clarify that the inability to be able to use the shortened approval process for OTC products will significantly increase development expenses and approval time. Upon further review of the Company’s proposed products and its anticipated plans for approval, management has determined that it will not propose any OTC products. Accordingly, we have removed the section relating to OTC regulations on page 29.

Relationships and Related Party Transactions

Comment 4.

Please provide all the information required by Item 404(a)(5) of Regulation S-K for each debt transaction disclosed in this section. This includes the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the periods for which disclosure is provided, and the rate or amount of interest payable on the debt. As previously requested, this information should be provided separately for each debt transaction. For example, disclosing the range of interest rates for all of the debt is not sufficient.

Response to Comment 4:  We have revised the disclosure under the “Relationships and Related Party Transactions” heading on page 42 to include the additional information as requested.  Please note that we have identified each related party and how they are related to the Company and broken down the debts

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

July 26, 2013

for each of 2010, 2011 and 2012 as well as March 31, 2013.  Please note that none of the debts have been repaid.

Comment 5.

Please disclose the total amount paid in 2013, rather than the amount owed, for the lease transaction.

Response to Comment 5:  We have revised the last paragraph under the “Relationships and Related Party Transactions” heading on page 43 to disclose the amounts paid pursuant to the lease agreement for the year ended December 31, 2012 and the three months ended March 31, 2013.

Comment 6.

Please clearly state the nature of the relationship for each related party discussed in this section. See Item 404(a)(1) of Regulation S-K.

Response to Comment 6:  Please refer to our response to Comment 4 above.  On pages 42 and 43, we have identified each related party discussed under the section and how they are related to the Company

Par II.  Information Not Required in Prospectus

Item 16.  Exhibits and Financial Statement Schedules

Comment 7.

We note the accountant’s consent was filed as correspondence. Please include a currently dated and signed consent from your independent registered public accounting firm in the next amendment to your registration statement.

Response to Comment 7:  We believe the accountant’s consent was erroneously filed with Amendment No. 3 as a correspondence instead of included as Exhibit 23.1.  We will definitely include the consent as Exhibit 23.1 with the filing of Amendment No. 4.

Comment 8.

Please remove Exhibits 10.2 and 10.3 from your exhibit index or explain why you believe these agreements should be filed as exhibits to the registration statement.

Response to Comment 8:  Please be informed that references to the Kodiak agreements were removed in Amendment No. 3 and, accordingly, we have deleted Exhibits 10.2 and 10.3 from this filing.

Comment 9:

We reissue comment 12 in our letter dated May 29, 2013. Please provide a written description of each related party debt transaction separately, including the payment of expenses by the related parties in addition to any loans. Please disclose all material terms of the debt transactions separately, such as the due date(s) and interest rate(s).

Response to Comment 9.  We have deleted Exhibit 10.9 that included a combined description of verbal agreements of related party debts.  Instead, we are including with Amendment No. 4 Exhibits 10.10 and 10.11 that separate the individual debts.  Please be advised that a portion of the debt to Anna Gluskin is owed to Angara Enterprises, Nano Essential, Inc. and TGT Investment Management, Inc., private companies that are controlled or jointly controlled by Ms. Gluskin. The debts represent funds advanced to the Company and general and administrative expenses and other obligations paid for the benefit of the Company. The debts are unsecured, payable on demand and bear interest at 10%.  The debt holders have not made a demand for any repayment of the debt.

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

July 26, 2013

Comment 10.

We reissue comment 13 in our letter dated May 29, 2013. Please file as an exhibit a complete copy of the articles as amended as required by Item 601(b)(3)(i) of Regulation S-K. Item 601 specifically states “whenever the registrant files an amendment to its articles of incorporation, it must file a complete copy of the articles as amended.” We note that filing the original articles of incorporation and amendments thereto separately in one exhibit does not satisfy this requirement.

Response to Comment 10:  In response to your comment, we are filing separately the Company’s Articles of Incorporation (Exhibit 3.1) and each of the five amendments thereto (Exhibits 3.4 through 3.8).  As we notified you previously, the State of Nevada shows on its website an amendment filed on September 9, 1999, one day after filing the original Articles of Incorporation.  Subsequently, we communicated to you via e-mail on May 21, 2013, that the Nevada Secretary of State's office informed us that the filing September 9, 1999 was "not an amendment", rather it was just a comment regarding the actual stock.   Thus, the exhibits included in Amendment No. 4 comprise the Company’s Articles of Incorporation and all amendments thereto and satisfies the requirements of Item 601(b)(3)(i) of Regulation S-K as a filing of a complete copy of the articles of incorporation as amended. Please be informed that the Company has not filed restated articles of incorporation with the State of Nevada nor is it required to do so.

Comment 11.

We partially reissue comment 14 in our letter dated May 29, 2013. Please file Exhibit 10.6 in its entirety, including all exhibits, schedules and/or attachments. The document filed as Exhibit 10.6 to Amendment No. 3 to the registration statement does not appear to include the Distribution Agreement, Schedule C to the Distribution Agreement or the General Conditions of Purchase. The current exhibit only includes a table and does not include the remainder of the agreement. Please file the exhibit in its entirety. In addition, please file Exhibit 10.7 in its entirety. Schedule A to Exhibit 10.7 refers to attachments to Schedule A, which have not been included.

Response to Comment 11:  We believe that Exhibit 10.6 was not filed in its entirety with Amendment No. 3. Thus, we are refilling the Exhibit in full with Schedule C, a suggested invoice, attached.  We are not aware of any separate “distribution agreement” that would be attached, rather the entire agreement is entitled “General Conditions of Purchase of Mediq” and may have been referenced as a distribution agreement.  As stated in our prior response to your prior comment 14, General Conditions of Purchase of Mediq is the proper name of Mediq agreement and is not a separate attachment or agreement. Exhibit 10.6 included with Amendment No. 4 is complete with on Schedule C attached. There are no other documents relating to the agreement.

Please review Amendment No. 4 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Anna Gluskin at gluskin.Anna@gmail.com.

Yours truly,

/S/

Leonard E. Neilson

Leonard E. Neilson

:ae

Attachments

cc:  Anna Gluskin, CEO, Eastgate Acquisitions Corporation